

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

Via E-mail
Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Suite 2315, Kuntai International Mansion Building
Yi No. 12, Chaoyangmenwai Ave.
Chaoyang District, Beijing, China 100020

> **Re:** **General Steel Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 1-33717**

Dear Mr. Chen:

We have reviewed your response letter dated February 29, 2012 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. We refer to your response to prior comment two from your letter dated February 29, 2012 and have the following additional comments:

- Please tell us how you determined that the liability for the profit sharing payments should be bifurcated as part of your lease payment.

- Please explain to us how you determined that the profit sharing liability should be marked-to-market at each period end.

- Please tell us how you determined that the offsetting debit/credit of the mark-to-market adjustment should be recorded as an adjustment to your leased assets rather than recorded in your statement of operations.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Stephen D. Brook, Esq.
        Burns & Levinson LLP